Exhibit 99.138

CONSENT OF NORTH AMERICAN EXPLORATION, INC.

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “NI 43-101 Technical Report on the San Rafael Uranium Project (Including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”) dated March 21, 2011 (the “San Rafael Technical Report”), (2) the Annual Information Form of the Company dated December 17, 2011, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report and the properties described therein, (3) the Annual Information Form of the Company dated December 20, 2012, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report and the properties described therein, (4) the Company’s Management Discussion and Analysis for the period ended June 30, 2012, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report, and the properties described therein, (5) the Company’s Management Discussion and Analysis for the period ended March 31, 2012, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report, and the properties described therein, and (6) the Company’s Management Discussion and Analysis for the period ended December 31, 2011, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report, and the properties described therein.

NORTH AMERICAN EXPLORATION, INC.

/s/ O. Jay Gatten
Name: O Jay Gatten
Title: CEO

Date: November 15, 2013